Exhibit 21

Subsidiaries of the Registrant

1.	Bank of the Ozarks, an Arkansas state chartered bank.

2.	Ozark Capital Statutory Trust II, a Connecticut business trust.

3.	Ozark Capital Statutory Trust III, a Delaware business trust.

4.	Ozark Capital Statutory Trust IV, a Delaware business trust.

5.	Ozark Capital Statutory Trust V, a Delaware business trust.

6.	The Highlands Group, Inc., an Arkansas corporate subsidiary of Bank of the Ozarks.

7.	Arlington Park, LLC, a 50% owned Arkansas LLC subsidiary of The Highlands Group, Inc.

8.	HOJ Equities, LLC, a 100% owned Texas LLC subsidiary of Bank of the Ozarks.